UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2013

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(Exact name of registrant as specified in its charter)

1 Shuanghu Development Zone

Xinzheng City

Zhengzhou, Henan Province

China, 451191

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On February 26, 2013, Henan Green Complex Materials Co., Ltd. (“Henan Green”), the indirectly wholly owned subsidiary of China Gerui Advanced Materials Group Limited (the “Company”), entered into an equity/asset transfer agreement (“the “Equity Transfer Agreement”) with the shareholders of Zhengzhou No. 2 Iron and Steel Company Limited (“Zhengzhou Company”) and Zhengzhou Company, pursuant to which Henan Green acquired 100% ownership of Zhengzhou Company.

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, Zhengzhou Company is a company formed in China and owns land use rights with respect to 24.94 acres (151.4 Chinese mu) of land (the “Land Use Rights”), among which 6.69 acres of land had been leased to Henan Green pursuant to a lease agreement in December 2008. The term of the lease is from January 1, 2008 to December 31, 2027. The Company’s existing production lines and warehouses are located on such land. In addition, three Company directors, Mr. Mingwang Lu, Mr. Yi Lu and Mr. Maotong Xu, are shareholders of Zhengzhou Company and own 39.7%, 0.27% and 0.5% of Zhengzhou Company, respectively. Mr. Yi Lu is the son of Mr. Mingwang Lu.

To eliminate the operation risk in connection with the loss of the Land Use Rights, the Company, in May 2011, decided to acquire the Land Use Rights from Zhengzhou Company with a preliminary total estimated consideration of $19.4 million. The final purchase price was to be further determined based on market-based valuation of the land value and calculation of associated value-added tax. To facilitate Zhengzhou Company's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, the Company prepaid $12,710,719 to Zhengzhou Company as of December 31, 2011.

Pursuant to the Equity Transfer Agreement, to acquire 100% equity interests in and all of the assets of Zhengzhou Company, Henan Green agreed to pay a total cash purchase price of RMB 268 million (approximately $42.6 million) to the shareholders of Zhengzhou Company. The purchase price was determined based on the appraisal report prepared by an independent appraisal firm, Henan Minsheng Asset Appraisal Office. According to the Equity Transfer Agreement, if Henan Green fails to pay the full purchase price timely, it will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the Equity Transfer Agreement, the breaching party is required to pay the other parties for damages in an amount of RMB 1 million (approximately $157,480).

The Equity Transfer Agreement and the transactions contemplated thereby were approved by both the Company’s Board of Directors and the Audit Committee of the Board, which consists of three independent directors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013

CHINA GERUI ADVANCED MATERIALS
GROUP LIMITED

By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer

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